UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐	Form 10-K	☐	Form 20-F	☐	Form11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended:	October 31, 2020
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

ASCENA RETAIL GROUP, INC.
Full Name of Registrant

Former Name if Applicable

933 MacArthur Boulevard
Address of Principal Executive Office (Street and Number)

Mahwah, New Jersey 07430
City, State, and Zip Code

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or transition report or portion thereof, could not be filed within the prescribed time period.

Ascena Retail Group, Inc. (the “Company”) is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the fiscal first quarter ended October 31, 2020 (the “First Quarter 2021 Form 10-Q”) due primarily to the fact that on July 23, 2020, the Company and certain of the Company’s direct and indirect subsidiaries commenced voluntary cases (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Eastern District of Virginia. The ongoing demands related to the Chapter 11 Cases, including significant transactions related to the Company's sale of the intellectual property of its Catherines subsidiary, the wind down of its Justice subsidiary, and the pending sale of assets relating to the Company's Ann Taylor, LOFT and Lane Bryant brands, have taken up a significant portion of management's time and resources. Further, the continued impact of the coronavirus disease (“COVID-19”) pandemic on the Company’s financial statements and disclosures, including its quarterly impairment analysis, as well as the impact of the transactions described above, significantly impact the evaluation of assumptions inherent in the preparation of the financial statements to be included in the First Quarter 2021 Form 10-Q.

For the reasons described above, the delay in filing the First Quarter 2021 Form 10-Q could not be avoided without unreasonable effort or expense.

 PART IV – OTHER INFORMATION
(1)Name and telephone number of the person to contact in regard to this notification

Dan Lamadrid	(551)	777-6700
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports. Yes ☒ No ☐

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As discussed above, the Company’s day-to-day operations and business have experienced significant disruptions as a result of the COVID-19 pandemic and its effects, and the pandemic has materially adversely affected the Company’s revenues, earnings, liquidity and cash flows. The Company’s net sales for the quarter ended October 31, 2020 are expected to be in the range of $565-585 million as compared to $1,061 million for the first fiscal quarter of the previous fiscal year. Additionally, the Company expects to report an operating loss in its First Quarter 2021 Form 10-Q as opposed to the operating income that it reported in the same period in the prior fiscal year. At this time, the Company is unable to further quantitatively describe the expected changes in its results of operations as compared to the corresponding period for the last fiscal year due to, among other things, the impact of the items referred to in Part III above.

The above financial data for the quarter ended October 31, 2020 is preliminary and subject to the Company’s ability to complete and obtain required financial and other information described under Part III above and other financial closing procedures. Moreover, this data has been prepared on the basis of currently available information. The Company’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion or any other form of assurance with respect to, the data included above. This data does not constitute a comprehensive statement of the Company’s financial results for the fiscal quarter ended October 31, 2020, and the Company’s final numbers for this data may differ materially from these estimates.

ASCENA RETAIL GROUP, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 15, 2020	By:	/s/ Dan Lamadrid
Executive Vice President and Chief Financial Officer